Zentek Announces Normal Course Issuer Bid

Guelph, Ontario - August 14, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN) wishes to announce that, subject to regulatory approval, it will conduct a normal course issuer bid (the "Bid"). The Bid will be for up to 5,084,319 common shares of the Company over a period of one year (the "Bid Period"), being approximately 5% of Company's issued and outstanding common shares, with up to 2,033,727 common shares of the Company purchasable over any 30-day period within the Bid Period, being 2% of Company's issued and outstanding common shares. The Bid Period will commence on August 16, 2024, and will continue until the earlier of August 15, 2025, or the date by which the Company has acquired the maximum number of common shares which may be purchased under the Bid.

Management believes that the market price of the Company's common shares may not fully reflect the value of its business and future prospects, and as such it believes that purchasing its own common shares for cancellation is an appropriate strategy for increasing long-term shareholder value. The purchases will be made through the facilities of the TSX Venture Exchange, and the price at which the Company will purchase its common shares will be the market price of the shares at the time of acquisition. The Company has appointed Integral Wealth Securities Limited as its broker to conduct normal course issuer bid transactions.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.